FORM 11-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

ANNUAL REPORT

[X] Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
[Fee Required]

For the fiscal year ended December 31, 2003

OR

[ ] Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
[No Fee Required]

For the transition period from _________ to ________

Commission file number ________________

a. Full title of the Plan:

THOROUGHBRED RETIREMENT INVESTMENT PLAN OF
NORFOLK SOUTHERN CORPORATION
AND PARTICIPATING SUBSIDIARY COMPANIES

b. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

NORFOLK SOUTHERN CORPORATION
Three Commercial Place
Norfolk, VA 23510

VANGUARD INTERNATIONAL GROWTH FUND
P. O. Box 2900
Valley Forge, PA 19482

VANGUARD U. S. GROWTH FUND
P. O. Box 2900
Valley Forge, PA 19482

VANGUARD WINDSOR II FUND
P. O. Box 2900
Valley Forge, PA 19482

VANGUARD 500 INDEX FUND
P. O. Box 2900
Valley Forge, PA 19482

VANGUARD ASSET ALLOCATION FUND
P. O. Box 2900
Valley Forge, PA 19482

VANGUARD WELLINGTON FUND
P. O. Box 2900
Valley Forge, PA 19482

VANGUARD RETIREMENT SAVINGS TRUST
P. O. Box 2900
Valley Forge, PA 19482

AMERICAN CENTURY MUTUAL FUNDS, INC.
4500 Main Street
Kansas City, MO 64111

VANGUARD GROWTH INDEX FUND
P.O. Box 2900
Valley Forge, PA 19482

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Managers have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

THOROUGHBRED RETIREMENT INVESTMENT PLAN
OF NORFOLK SOUTHERN CORPORATION
AND PARTICIPATING SUBSIDIARY COMPANIES

Date: June 28, 2004

BY: [signature]
H. C. Wolf, Chairman
Board of Managers

THOROUGHBRED RETIREMENT INVESTMENT PLAN

OF

NORFOLK SOUTHERN CORPORATION AND PARTICIPATING SUBSIDIARY COMPANIES

ANNUAL REPORT

December 31, 2003 and 2002

THOROUGHBRED RETIREMENT INVESTMENT PLAN

OF

NORFOLK SOUTHERN CORPORATION AND PARTICIPATING SUBSIDIARY COMPANIES

TABLE OF CONTENTS

KPMG

KPMG LLP
2100 Dominion Tower
999 Waterside Drive
Norfolk, VA 23510

Report of Independent Registered Public Accounting Firm

The Board of Managers
Thoroughbred Retirement Investment Plan of Norfolk Southern
Corporation and Participating Subsidiary Companies:

We have audited the accompanying statements of assets available for benefits of the Thoroughbred Retirement Investment Plan of Norfolk Southern Corporation and Participating Subsidiary Companies (the Plan) as of December 31, 2003 and 2002, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedules of the Plan (Schedule H, line 4i – Schedule of Assets (Held at End of Year) and Schedule H, line 4j – Schedule of Reportable Transactions) are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

June 7, 2004

THOROUGHBRED RETIREMENT INVESTMENT PLAN OF NORFOLK SOUTHERN CORPORATION AND PARTICIPATING SUBSIDIARY COMPANIES

Statements of Assets Available for Benefits
December 31, 2003 and 2002

	2003	2002
Assets:		
Investments (note 4):		
Interest in Master Trust for Norfolk Southern Corporation common stock	$ 148,388,598	$ 119,534,489
Mutual funds:		
International stock fund	5,740,441	3,036,984
Diversified equity fund	19,324	24,274,330
Equity growth and income funds	82,824,730	34,788,408
Balanced funds	28,037,272	16,952,780
Common collective trust - fixed income fund	26,862,656	20,146,116
Total investments	291,873,021	218,733,107
Receivables:		
Employees' contributions	73,640	1,398,675
Employers' contributions	7,579	174,961
Total receivables	81,219	1,573,636
Assets available for benefits	$ 291,954,240	$ 220,306,743

See accompanying notes to financial statements.

THOROUGHBRED RETIREMENT INVESTMENT PLAN OF NORFOLK SOUTHERN CORPORATION AND PARTICIPATING SUBSIDIARY COMPANIES

Statements of Changes in Assets Available for Benefits
Years Ended December 31, 2003 and 2002

	2003	2002
Investment income (loss):		
Net appreciation (depreciation) in fair value of investments (note 4)	$ 44,287,837	$ (13,727,783)
Dividends	3,450,026	2,831,921
Interest	1,010,214	844,037
Total investment income (loss)	48,748,077	(10,051,825)
Contributions:		
Employee contributions	36,098,156	37,707,890
Employer contributions – Norfolk Southern Corporation common stock	4,361,529	4,824,097
Total contributions	40,459,685	42,531,987
Distributions	(17,560,265)	(24,373,226)
Net increase	71,647,497	8,106,936
Assets available for benefits:		
Beginning of year	220,306,743	212,199,807
End of year	$ 291,954,240	$ 220,306,743

See accompanying notes to financial statements.

THOROUGHBRED RETIREMENT INVESTMENT PLAN OF NORFOLK SOUTHERN CORPORATION AND PARTICIPATING SUBSIDIARY COMPANIES

Notes to Financial Statements
December 31, 2003 and 2002

(1) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements have been prepared on an accrual basis.

The Thoroughbred Retirement Investment Plan of Norfolk Southern Corporation (NS) and Participating Subsidiary Companies (the Plan) meets the definition of a defined contribution employee benefit plan under the Employee Retirement Income Security Act of 1974, as amended (ERISA), and is thus subject to the reporting and disclosure, participation and vesting, fiduciary responsibility, and administration and enforcement provisions of Title I of ERISA. As an individual account plan, however, the Plan is not subject to the funding provisions of Title I or to the benefit guaranty provisions of Title IV of ERISA.

(b) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(c) Investments

The presentation of investments at fair value in the accompanying financial statements of the Plan is required by and is in accordance with accounting principles generally accepted in the United States of America. Fair value is based on quotations from national securities exchanges; where securities are not listed on an exchange, quotations are obtained from brokerage firms.

The Plan's investment in NS common stock (NS Stock) is included in a Master Trust with investments in NS Stock held by the Thrift and Investment Plan of Norfolk Southern Corporation and Participating Subsidiary Companies. Commingled stock investments consist of shares of NS Stock, measured at fair value, and a small cash balance for liquidity purposes, and are divided into units (rather than shares of stock) for the purpose of valuing the assets of the participating plans and the participants' accounts. A unit represents a proportionate ownership interest in investments of the Master Trust. A unit value is calculated daily by dividing the total value of NS Stock and cash, reduced by any commissions and fees associated with the Master Trust's transactions, by the total number of units credited to participants of all plans in the Master Trust. Units are allocated among the

THOROUGHBRED RETIREMENT INVESTMENT PLAN OF NORFOLK SOUTHERN CORPORATION AND PARTICIPATING SUBSIDIARY COMPANIES

Notes to Financial Statements
December 31, 2003 and 2002

plans based on total units credited to participants of each plan. The Plan's percentage of Master Trust investment assets at December 31, 2003, and December 31, 2002, was 39.8% and 36.5%, respectively. The Plan's fair value of Master Trust investment assets was $148,388,598 at December 31, 2003, and $119,534,489 at December 31, 2002.

Investment income for the Master Trust was as follows:

	2003	2002
Dividends and interest	$ 4,930,511	$ 4,214,684
Net appreciation in fair value	58,873,686	29,828,116
Total investment income	$ 63,804,197	$ 34,042,800

(d) Revenue Recognition

Unrealized and realized appreciation and depreciation in the fair value of investments are recognized in the financial statements in the periods in which such changes occur. Security transactions are accounted for on the trade date (the date that the order to buy or sell is executed). Interest is accrued when it is earned. Dividend income is recorded on the ex-dividend date.

(2) Plan Description

The following is a brief discussion of the Plan in effect during 2003 and not the complete text of the plan document. Participants should refer to the plan document for more complete information. Capitalized terms used but not defined herein are defined in the plan document.

(a) General Information

The Plan was established effective April 1, 1995, by resolution adopted on January 24, 1995, by the Board of Directors of NS. The Plan was amended on March 27, 1996, effective April 1, 1995, to make changes necessary to receive a favorable ruling from the Internal Revenue Service (IRS) on the tax-exempt status of the Plan and other ministerial changes.

The purpose of the Plan is to encourage retirement savings among eligible employees. Agreement employees of NS or any participating subsidiary shall be eligible to become a member of the Plan (Member) on the first day of the calendar month after the expiration of twelve (12) months of service following the date on which he or she first is employed by and receives compensation from NS or an affiliated employer within the meaning of Section 414 of the Internal Revenue Code (Code).

A portion of the Plan is intended to be an employee stock ownership plan (ESOP) within the meaning of Section 4975(c)(7) of the Code. The ESOP is designed to invest primarily in NS Stock, which is a qualifying security within the meaning of Sections 409(1) and 4975(e)(8) of the Code.

The Plan is administered by a Board of Managers (Managers), the members of which are appointed by the NS Board of Directors. The Vanguard Fiduciary Trust Company is the Plan's independent trustee, and The Vanguard Group, Inc. is the Plan's recordkeeper. All administrative costs arising under the Plan (not including administrative costs of the funds in which plan assets are invested) are paid by the Plan and its members except those expenses that NS and the participating subsidiary companies choose in their discretion to pay. The Managers receive no remuneration with respect to their service in such capacity.

(b) Vesting

At all times a Member shall have a fully vested interest in all account balances including their Basic Pre-Tax Contributions Account, Catch-Up Contributions Account, Matching Contributions Account, After-Tax Contributions Account, Thoroughbred Work Incentive Stock Transfer Contribution (TWIST) Account and Employee and Employer Rollover Accounts, hereinafter generally referred to as Accounts.

(c) Basic Pre-Tax, Catch-Up, Matching, After-Tax and TWIST Contributions Accounts

A Member may elect that NS contribute to the Member's Basic Pre-Tax Contributions Account an amount equal to not less than 1% nor more than 10% of the Member's Compensation, as defined in the Plan. In addition, Members who are former employees of Consolidated Rail Corporation or its subsidiaries who became employees of Norfolk Southern Railway Company under the implementing agreement between Norfolk Southern Railway Company and the American Train Dispatchers Department/BLE (ATDD Members) may elect to contribute unused personal leave days to their Basic Pre-Tax Contributions Account. Such amounts are not eligible for Matching Contributions. Annual Basic Pre-Tax Contributions are limited as provided in Section 402(g) of the Code. The maximum annual Basic Pre-Tax Contribution for 2003 and 2002 was $12,000 and $11,000, respectively.

A Member who is at least age 50, or will attain age 50 by the end of the calendar year, and is contributing or expected to contribute the maximum allowable amount to his or her Basic

THOROUGHBRED RETIREMENT INVESTMENT PLAN OF NORFOLK SOUTHERN CORPORATION AND PARTICIPATING SUBSIDIARY COMPANIES

Notes to Financial Statements
December 31, 2003 and 2002

Pre-Tax Contributions Account, is eligible to make Catch-Up Contributions. Each Catch-Up Eligible Member may elect that NS contribute an amount equal to not less than 1% nor more than 20% of the Member's compensation as defined in the Plan. Catch-Up Contributions are not eligible for Matching Contributions. Annual Catch-Up Contributions are limited as provided in Code Section 414(v)(2)(B)(i). The maximum annual Catch-Up Contribution for 2003 and 2002 was $2,000 and $1,000, respectively.

NS contributes to the Member's (excluding ATDD Members) Matching Contributions Account thirty percent (30%) of the Member's Basic Pre-Tax Contributions not to exceed the lesser of forty-five dollars ($45) per month or one and eight-tenths percent (1.8%) of the Member's compensation, as defined in the Plan. This Matching Contribution is invested in the NS Stock Fund. In addition, each Member is allowed to contribute to the Member's After-Tax Contributions Account an amount equal to not less than 1% nor more than 5% of the Member's compensation, as defined in the Plan. NS contributes to the ATDD Member's Matching Contributions Account the lesser of the bonus percentage for the previous plan year multiplied by 20% of the basic Pre-Tax Contributions or After-Tax Contributions made by such ATDD Member during the preceding plan year or 3% of the ATDD Member's Compensation paid during the preceding plan year while a Member. The bonus percentage is the percentage pay-out of maximum bonus achieved for the applicable plan year under NS' bonus program for its non-agreement employees. NS contributes to the Member's TWIST Account the amount each Member is entitled to have contributed to the Plan on their behalf under the Special Work Incentive Program.

(d) Employee and Employer Rollover Accounts

A Member can contribute amounts representing both employee contributions and employer contributions made to the qualified plan of a former employer, which are eligible rollover distributions. Any amounts held in a Rollover Account will be invested in the same investment options, and in the same proportions, as the Member selects for Basic Pre-Tax and After-Tax Contributions.

THOROUGHBRED RETIREMENT INVESTMENT PLAN OF NORFOLK SOUTHERN CORPORATION AND PARTICIPATING SUBSIDIARY COMPANIES

Notes to Financial Statements
December 31, 2003 and 2002

(e) Income and Dividends

Income received, in the form of dividends or otherwise, from investments held is retained in the respective Accounts of each Member and is reinvested in the investment option from which such income was distributed.

Notwithstanding the foregoing, all dividends paid with respect to NS Stock held in the NS Stock Fund shall, at the Member's election, either (i) be paid to the Plan and distributed in cash to the Members as soon as practicable or (ii) be paid to the Plan and reinvested in the NS Stock Fund.

(f) Distributions and Withdrawals

Except as hereinafter provided, the account balances of a Member will be held by the Managers until the earlier of the Member's retirement, disability, death, or separation from service. If a Member retires prior to normal retirement age, incurs a disability or separates from service and the value of the Member's interest in the Plan is greater than $5,000 (without regard to the Member's Rollover Account), no distribution of account balances will be made to the Member prior to the earlier of normal retirement age or death without the Member's consent. If the value of the Member's interest in the Plan does not exceed $5,000 (without regard to the Member's Rollover Account), then the account balances will be distributed to the Member as soon as practicable. A Member generally may request that a distribution from the Plan be made directly to another eligible retirement plan as the Member directs.

A Member may withdraw, no more than once during each three-month period measured from the beginning of the plan year, all or a portion of the balance of their After-Tax Contributions Account. The amount of the withdrawal may not be less than $500. The Managers will then distribute to the Member the amount requested pro rata from the investment options in which the Member's After-Tax Contributions Account balance is invested.

A Member may withdraw all or a portion of the balance of the Member's TWIST Account, provided that the contributions being withdrawn have been held in the Plan for not less than two years.

A Member may make a written request to the Managers for withdrawal of all or a portion of the Member's Basic Pre-Tax Contributions Account, Catch-Up Contributions Account and/or Rollover Account on the basis of hardship as more fully described in the Plan.

THOROUGHBRED RETIREMENT INVESTMENT PLAN OF NORFOLK SOUTHERN CORPORATION AND PARTICIPATING SUBSIDIARY COMPANIES

Notes to Financial Statements
December 31, 2003 and 2002

(g) Transfers to other Plans of NS

A Member may be allowed to transfer as a direct transfer their accounts to another Code Section 401(k) plan of an affiliate or to another plan of NS if the Managers determine that the transferee plan is comparable to this Plan, and the employee is eligible to participate in the other NS plan.

(h) Plan Termination

Although it has not expressed any intent to do so, NS has the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions of ERISA. In the event of plan termination, Members would remain 100% vested in their employer contributions.

(3) Investment Program

A Member's investment election will apply to the Member's Basic Pre-Tax, Catch-Up, After-Tax and Rollover Contributions Accounts. A Member may not make separate investment elections for each account. If a Member does not provide for the allocation of contributions, the Member will be deemed to have allocated all contributions to the Vanguard Wellington Fund.

Effective January 1, 2003, the Managers adopted two new funds, the Vanguard Growth Index Fund and the American Century Ultra Fund, as investment options under the Plan; and established that the Vanguard U.S. Growth Fund would no longer be offered as an investment option effective February 1, 2003. A transition period beginning January 1, 2003, and ending December 31, 2003, was established to facilitate the Participants' transfers of existing balances held in the Vanguard U.S. Growth Fund to a new investment option.

Effective January 1, 2004, or as soon thereafter as practicable, any assets remaining invested in the Vanguard U.S. Growth Fund which have not been transferred to a new fund will be shifted automatically to the Vanguard Growth Index Fund. As of March 31, 2004, all funds have been transferred from the Vanguard U.S. Growth Fund.

For 2001, Matching Contributions and TWIST Contributions were invested exclusively in NS Stock held in the Master Trust. Beginning March 1, 2002, a Member who has participated in the Plan for not less than two (2) years may elect to invest the existing and future balances of the Member's Matching Contributions Account and TWIST Account in any investment option (including the NS Stock Fund) available under the Plan.

THOROUGHBRED RETIREMENT INVESTMENT PLAN OF NORFOLK SOUTHERN CORPORATION AND PARTICIPATING SUBSIDIARY COMPANIES

Notes to Financial Statements
December 31, 2003 and 2002

(4) Investments

Investments at fair value that represent 5% or more of the Plan's investments are separately identified in the following table:

	December 31,	
	2003	2002
Common stock -		
Interest in Master Trust for		
Norfolk Southern Corporation	$ 148,388,598	$ 119,534,489
Value of interests in registered investment company:		
Vanguard US Growth Fund	19,324	24,274,330
Vanguard Windsor II Fund	28,023,329	18,814,032
Vanguard Growth Index Fund	26,820,182	--
Vanguard 500 Index Fund	26,164,386	15,974,376
Vanguard Wellington Fund	21,189,396	13,065,076
Value of interest in common collective trust -		
Vanguard Retirement Savings Trust	26,862,656	20,146,116

During 2003, the Plan's investments appreciated in value by $44,287,837; in 2002, the investments depreciated in value by $13,727,783. In both 2003 and 2002, the Plan's investment income (loss) included realized and unrealized gains and losses on investments bought and sold as well as held during the year. The details of both realized and unrealized gains and losses are as follows:

	Years ended December 31,	
	2003	2002
Mutual funds	$ 21,492,358	$ (23,639,722)
Common stock	22,795,479	9,911,939
	$ 44,287,837	$ (13,727,783)

The majority of the Plan's investments are participant-directed. Certain nonparticipant-directed investments in NS Stock are held in the Master Trust. The year-end balances of these nonparticipant-directed investments amounted to $189,941 for 2003 and $185,887 for 2002. The March 1, 2002, amendment (note 6) permits Members who have participated in the Plan for not

THOROUGHBRED RETIREMENT INVESTMENT PLAN OF NORFOLK SOUTHERN CORPORATION AND PARTICIPATING SUBSIDIARY COMPANIES

Notes to Financial Statements
December 31, 2003 and 2002

less than two years to transfer funds out of the Matching Contributions Account and TWIST Account. For 2002, this resulted in the re-characterization of a large portion of these investments as participant-directed; however, since changes in the components of participant-directed and nonparticipant-directed investments cannot be separately determined, all Matching Contribution amounts excluding the TWIST Account, beginning March 1, 2002, are deemed to be nonparticipant-directed. Information about the significant components of changes in assets relating to the Matching Contributions Account is as follows:

	2003	2002
Beginning balance at fair value	$ 24,846,409	$ 52,722,354
Net appreciation in fair value	5,116,662	11,038,197
Employer contributions	4,361,529	4,824,097
Fund exchanges in	866,560	754,854
Dividends	390,096	303,218
Other receipts	80,924	148,052
Effect on TWIST of March 1, 2002 plan amendment	--	(39,903,362)
Payments to Members	(1,225,347)	(3,348,791)
Fund exchanges out	(1,922,586)	(1,465,941)
Other disbursements	(89,699)	(226,269)
Ending balance at fair value	$ 32,424,548	$ 24,846,409

(5) Federal Income Taxes

The IRS issued a determination letter dated October 2, 2003, that the Plan meets the requirements for qualification under Section 401(a) and 401(k) and exemption under Section 501(a) of the Code. The Plan has been amended since the determination letter; however, the Managers believe the Plan is currently designed and being operated in compliance with the applicable requirements of the Code.

THOROUGHBRED RETIREMENT INVESTMENT PLAN OF NORFOLK SOUTHERN CORPORATION AND PARTICIPATING SUBSIDIARY COMPANIES

Notes to Financial Statements
December 31, 2003 and 2002

(6) Plan Amendments

The Plan was amended effective December 31, 2003, to permit the Trustees to vote any shares for which written instructions are not received in the same proportion as the shares that are voted in accordance with written instructions from the Members.

The Plan was amended effective December 5, 2003, to adopt certain minor technical amendments required by the IRS in connection with the favorable determination on the qualified status of the Plan.

The Plan was amended effective September 29, 2003, to permit the Board of Directors to make appropriate adjustments in the number of shares of Common Stock authorized for the Plan to prevent dilution or enlargement of the rights of the Members in event certain transactions occur that affect the capital structure or capital stock of the Corporation.

The Plan was amended effective June 30, 2003, to bring the Plan into compliance with changes made by the Community Renewal Tax Relief Act of 2000.

The Plan was amended effective September 15, 2002, to allow for Catch-Up Contributions.

The Plan was amended effective March 1, 2002, to permit funds in the Matching Contributions and TWIST Accounts, to be invested in all of the investment options offered by the Plan, provided the Member has participated in the Plan for at least two years.

The Plan was amended effective February 1, 2002, to designate the Plan's portion of the NS Stock Fund as an ESOP; to ensure that the Plan complies with the ESOP requirements; and to give Members the option of receiving dividends on NS Stock in cash.

The Plan was amended, effective January 1, 2002, to take into account changes made to the Code by the Economic Growth and Tax Relief Reconciliation Act of 2001. Plan amendments include reducing the amount of time that a participant making a hardship withdrawal be prohibited from making elective contributions to the Plan from 12 months to 6 months; providing that surviving spouses are eligible for the same rollover options as participants; allowing rollovers upon retirement or separation from service to 403(b) tax-sheltered annuities and 457 governmental plans; and ignoring the portion of the benefit attributable to rollover contributions and allocable earnings when determining whether the $5,000 involuntary cash-out amount has been met. The Plan was also amended to specify that the current year method be used for nondiscrimination testing, as required by the Small Business Job Protection Act of 1996.

THOROUGHBRED RETIREMENT INVESTMENT PLAN OF NORFOLK SOUTHERN CORPORATION AND PARTICIPATING SUBSIDIARY COMPANIES

Notes to Financial Statements
December 31, 2003 and 2002

(7) Related Party Transactions

Certain plan investments are shares of mutual funds managed by The Vanguard Group, Inc. The Vanguard Fiduciary Trust Company and The Vanguard Group, Inc. are the independent trustee and the recordkeeper, respectively, as defined by the Plan; therefore, these transactions qualify as party-in-interest.

Certain plan investments are NS Stock. The Managers, NS officers, are the administrators of the Plan; therefore, these transactions qualify as party-in-interest.

(8) Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

	Year ended December 31, 2003	2002
Benefits paid to participants per the financial statements	$ 17,560,265	$ 24,373,226
Add: Amounts allocated to withdrawing participants	13,795	--
Benefits paid to participants per Form 5500	$ 17,574,060	$ 24,373,226

Schedule 1

THOROUGHBRED RETIREMENT INVESTMENT PLAN OF NORFOLK SOUTHERN CORPORATION AND PARTICIPATING SUBSIDIARY COMPANIES

Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2003

Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Cost	Current value
Common Stock -			
Master Trust for Norfolk Southern Corporation *	18,364,925 units of Master Trust Investment Account in Norfolk Southern Corporation common stock	$ 136,543,132	$ 148,388,598
Value of Interests in Registered Investment Company:			
Vanguard International Growth Fund *	355,886 shares of International Stock Fund	5,623,261	5,740,441
Vanguard U.S. Growth Fund *	1,275 shares of Diversified Equity Fund	35,682	19,324
Vanguard Windsor II Fund *	1,057,883 shares of Equity Growth and Income Fund	26,772,076	28,023,329
Vanguard 500 Index Fund *	254,840 shares of Equity Growth and Income Fund	26,160,138	26,164,386
Vanguard Asset Allocation Fund *	303,541 shares of Balanced Fund	6,473,274	6,847,876
Vanguard Wellington Fund *	735,487 shares of Balanced Fund	19,844,866	21,189,396
American Century Mutual Funds, Inc. *	68,174 shares of Equity Growth and Income Fund	1,560,626	1,816,833
Vanguard Growth Index Fund *	1,076,251 shares of Equity Growth and Income Fund	25,869,428	26,820,182
		112,339,351	116,621,767
Value of Interest in Common Collective Trust -			
Vanguard Retirement Savings Trust *	26,862,656 units of Fixed Income Fund	26,862,656	26,862,656
	Total investments	$ 275,745,139	$ 291,873,021

* Party-in-interest

See accompanying Report of Independent Registered Public Accounting Firm.

Schedule 2

THOROUGHBRED RETIREMENT INVESTMENT PLAN OF NORFOLK SOUTHERN CORPORATION AND PARTICIPATING SUBSIDIARY COMPANIES

Schedule H, line 4j - Schedule of Reportable Transactions
Year Ended December 31, 2003

Identity of party involved	Description of asset (include interest rate and maturity in case of a loan)	Purchase price	Selling price	Lease rental	Expense incurred with transaction	Cost of asset	Current value of asset on transaction date	Net gain or (loss)
Norfolk Southern Corporation (Master Trust)	Purchase of NS Common Stock Fund	$ 25,026,331	N/A	N/A	N/A	$ 25,026,331	$ 25,026,331	N/A
Norfolk Southern Corporation (Master Trust)	Sale of NS Common Stock Fund	N/A	$ 18,967,701	N/A	N/A	$ 20,254,478	$ 18,967,701	$ (1,286,777)

Note: The above data for the Master Trust includes both participant-directed and nonparticipant-directed transactions.

N/A - Not Applicable

See accompanying Report of Independent Registered Public Accounting Firm.

EXHIBIT INDEX

Exhibit Number	Description	Page Number in SEC Sequential Numbering System
23	Consent of Independent Registered Public Accounting Firm	21

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Norfolk Southern Corporation

The Board of Managers
Thoroughbred Retirement Investment Plan of Norfolk Southern
Corporation and Participating Subsidiary Companies:

We consent to the incorporation by reference in the Registration Statement No. 333-100936 on Form S-8 of Norfolk Southern Corporation of our report dated June 7, 2004, with respect to the statements of assets available for benefits of the Thoroughbred Retirement Investment Plan of Norfolk Southern Corporation and Participating Subsidiary Companies as of December 31, 2003 and 2002, the related statements of changes in assets available for benefits for the years then ended, and the related supplemental schedules (Schedule H, line 4i – Schedule of Assets (Held at End of Year) and Schedule H, line 4j – Schedule of Reportable Transactions), which report appears in the December 31, 2003 Annual Report on Form 11-K of the Thoroughbred Retirement Plan of Norfolk Southern Corporation and Participating Subsidiary Companies.

KPMG LLP

Norfolk, Virginia
June 24, 2004